Exhibit g

INVESTMENT ADVISORY

AGREEMENT

BETWEEN

VII PEAKS CO-OPTIVIST INCOME FUND

AND

VII PEAKS CAPITAL, LLC

This Investment Advisory Agreement (the “Agreement”) is made as of the ___ day of _________, 2017, by and between VII PEAKS CO-OPTIVIST INCOME FUND, a Delaware statutory trust (the “Fund”), and VII PEAKS CAPITAL, LLC, a California limited liability company (the “Adviser”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, management investment company and may issue units of beneficial interest, no par value;

WHEREAS, the Fund is the successor to VII Peaks Co-Optivist Income BDC II, Inc., a Maryland corporation (the “Predecessor Fund”), pursuant to an agreement and plan of reorganization under which the Fund acquired all of the assets and assumed all of the liabilities of the Predecessor Fund, and agreed to manage such assets pursuant to the same investment strategy that the Predecessor Fund followed (collectively, the “Reorganization”);

WHEREAS, the Adviser is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as an investment adviser and is engaged in the business of rendering investment advice and investment management services as an independent contractor; and

WHEREAS, the Fund desires to retain the Adviser to furnish investment advisory services to the Fund and to provide for the administrative services necessary for the operation of the Fund on the terms and subject to the conditions hereinafter set forth, and the Adviser wishes to be retained to provide such services.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Duties of the Adviser.

(a) Retention of the Adviser. The Fund hereby employs the Adviser to act as the investment adviser to the Fund and to manage the investment and reinvestment of the assets of the Fund, subject to the supervision of the board of trustees of the Fund (collectively, the “Board”), for the period and upon the terms herein set forth in accordance with:

(i) the investment objectives, policies and restrictions that are set forth in the Fund’s Registration Statement on Form N-2 as declared effective by the Securities and Exchange Commission (the “SEC”), as supplemented, amended or superseded from time to time (the “Registration Statement”);

(ii) during the term of this Agreement, all other applicable federal and state laws, rules and regulations, the Fund’s Agreement and Declaration of Trust, as amended from time to time and the Fund’s Bylaws, as amended from time to time (“Trust Documents”);

(iii) such investment policies, directives, regulatory restrictions as the Fund may from time to time establish or issue and communicate to the Adviser in writing; and

(iv) the Fund’s compliance policies and procedures as applicable to the Fund’s adviser and as administered by the Fund’s chief compliance officer.

(b) Responsibilities of the Adviser. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement, provide the following services to the Fund (the “Advisory Services”):

(i) determine the composition and allocation of the investment portfolio of the Fund, the nature and timing of any changes therein and the manner of implementing such changes;

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(ii) identify, evaluate and negotiate the structure of the investments made by the Fund;

(iii) execute and close the acquisition of, and monitor and service, the Fund’s investments;

(iv) determine the securities and other assets that the Fund shall purchase, retain, or sell;

(v) perform due diligence on prospective investments and portfolio companies;

(vi) provide the Fund with such other investment advisory, research and related services as the Fund may, from time to time, reasonably request or require for the investment of its funds.

(c) Power and Authority. To facilitate the Adviser’s performance of these undertakings, but subject to the restrictions contained herein, the Fund hereby delegates to the Adviser, and the Adviser hereby accepts, the power and authority on behalf of the Fund to provide the Advisory Services enumerated herein to the fullest extent, including, without limitation, the power and authority to effectuate its investment decisions for the Fund, including the execution and delivery of all documents relating to the Fund’s investments and the placing of orders for other purchase or sale transactions on behalf of the Fund. In the event that the Fund determines to procure debt financing or otherwise utilize leverage, the Adviser shall use commercially reasonable efforts to arrange for such financing on the Fund’s behalf, subject to the oversight and approval of the Board. If it is necessary for the Adviser to make investments on behalf of the Fund through a special purpose vehicle or a tax blocker corporation, the Adviser shall have authority to create, or arrange for the creation of, such special purpose vehicle or tax blocker corporation and to make investments through such special purpose vehicle or tax blocker corporation in accordance with applicable law. The Fund also grants to the Adviser power and authority to engage in all activities and transactions (and anything incidental thereto) that the Adviser deems, in its sole discretion, appropriate, necessary or advisable to perform the Advisory Services enumerated herein and to otherwise carry out its duties pursuant to this Agreement.

(d) Administrative Services. Subject to the supervision, direction and control of the Board, the provisions of the Fund’s Trust Documents, and applicable federal and state law, in addition to the Advisory Services, the Adviser shall perform, or cause to be performed by other persons, all administrative services required to be performed in connection with the proper conduct and operation of the business of the Fund, including, but not limited to, legal, accounting, tax, insurance and investor relations services and other services (“Administrative Services”), pursuant to an Administration Agreement to be entered into between the Fund and the Adviser.

(e) Acceptance of Employment. The Adviser hereby accepts employment as the investment adviser and administrator of the Fund and agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein.

(f) Sub-Advisers. The Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, but not by way of limitation, the Adviser may retain a Sub-Adviser to identify, evaluate, negotiate and structure prospective investments, perform, or cause to be performed, due diligence procedures and provide due diligence information to the Adviser, make investment and portfolio management recommendations for approval by the Adviser, monitor the Fund’s investment portfolio and provide certain ongoing administrative services.

(i) The Adviser and not the Fund shall be responsible for any compensation for Advisory Services payable to any Sub-Adviser; provided, however, that the Adviser shall have the right to direct the Fund to pay directly any Sub-Adviser the amounts due and payable to such Sub-Adviser from the fees and expenses payable to the Adviser under this Agreement.

(ii) Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the 1940 Act and the Advisers Act, including, without limitation, the requirements of the 1940 Act relating to Board and Fund shareholder approval thereunder, and other applicable federal and state law.

(iii) Any Sub-Adviser shall be subject to the same fiduciary duties imposed on the Adviser pursuant to this Agreement, the 1940 Act and the Advisers Act, as well as other applicable federal and state law.

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(g) Independent Contractor Status. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. Nothing contained herein shall be deemed to create a partnership, joint venture or employer-employee relationship between the Fund and the Adviser, the Fund and any Sub-Adviser or the Adviser and any Sub-Adviser, and the Fund and the Adviser shall for tax purposes treat the relationship created hereby as a principal-independent contractor relationship.

(h) Record Retention. Subject to review by and the overall control of the Board, the Adviser shall keep and preserve for the period required by the 1940 Act and the Advisers Act any books and records relevant to the activities performed by the Adviser hereunder and shall specifically maintain all books and records with respect to the Fund’s portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request or as may be required under applicable federal and state law, and shall make such records available for inspection by the Board and its authorized agents, at any time and from time to time during normal business hours. The Adviser agrees that all records that it maintains for the Fund are the property of the Fund and shall surrender promptly to the Fund any such records upon the Fund’s request and upon termination of this Agreement pursuant to Section 9. The Adviser shall have the right to retain copies, or originals where required by Rule 204-2 promulgated under the Advisers Act, of such records to the extent required by applicable law, subject to observance of its confidentiality obligations under this Agreement. The Adviser shall maintain records of the locations where books, accounts and records are maintained among the persons and entities providing services directly or indirectly to the Adviser or the Fund.

2.	Payment or Reimbursement of Costs and Expenses.

(a) Expenses of Providing Advisory Services. Subject to the limitations on expense reimbursement of the Adviser as set forth in the last sentence of this Section 2(a), the Fund, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions, including, without limitation all third party fees and expenses incurred by the Adviser in connection with its provision of the Advisory Services to the Fund hereunder. Notwithstanding the foregoing, the costs of all personnel of the Adviser, when and to the extent engaged in providing Advisory Services (but not Administrative Services, which will be paid in accordance with the terms of the Administration Agreement) hereunder, and the compensation and routine overhead expenses of such personnel allocable to such Advisory Services, shall be provided and paid by the Adviser and shall not be paid separately or reimbursed by the Fund.

(b) Organization and Offering Expenses. Subject to the limitations on reimbursement of the Adviser as set forth in Section 2(a) hereof, and in addition to the compensation paid to the Adviser pursuant to Section 3, the Fund, either directly or through reimbursement to the Adviser, shall bear all other costs and expenses of its organization, operations and administration. Without limiting the generality of the foregoing, the Fund shall pay or reimburse to the Adviser all fees, expenses and costs incurred in connection with any registration, offer and sale of the Fund’s shares of beneficial interest (the “Shares”) to the public, including (without limitation) registration fees, fees and expenses of qualifying the Shares for sale under applicable federal and state laws, attorney and accountant fees related to the registration and offering of the Shares, printing costs, mailing costs, charges of transfer agents

(c) Reimbursement of Prior Offering Costs. Notwithstanding anything in Sections 2(a) and (b) to the contrary, the Fund may only reimburse the Adviser for organization and offering costs incurred by the Adviser on behalf of the Predecessor Fund to the extent of 1.5% of gross proceeds from the offering of the Fund’s securities following the date of this Agreement.

3.        Compensation of the Adviser. The Fund agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Adviser may, in its sole discretion, agree to temporarily or permanently waive, defer, or reduce, in whole or in part, the Base Management Fee and/or the Incentive Fee. The fees payable to the Adviser as set forth in this Agreement shall be calculated using a detailed calculation policy and procedures approved by the Adviser and the Board, including a majority of the independent directors, and shall be consistent with the calculation of such fees as set forth in this Section.

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(a) Base Management Fee. The Base Management Fee is calculated as follows and payable monthly in arrears: at an annual rate of 2.0% of the Fund’s gross assets if gross assets are below $100 million, at an annual rate of 1.75% of the Fund’s gross assets if gross assets are between $100 million and $250 million, and at an annual rate of 1.5% of the Fund’s gross assets if gross assets are above $250 million. The Base Management Fee is an expense paid out of the Fund’s net assets and is computed based on the value of the gross assets of the Fund as of the start of business on the first business day of each month (including any assets in respect of Fund shares that are issued as of the first day of the month). All or any part of the Base Management Fee not taken as to any month shall be deferred without interest and may be taken in such other month as the Adviser shall determine, unless the Adviser expressly and in writing delivered to the Fund permanently waives receipt of such Base Management Fee, in which event the Fund shall forever be relieved on the obligation to pay such Base Management Fee for such month. The Base Management Fee for any partial month shall be pro-rated.

(b) Incentive Fee. The subordinated incentive fee on income is earned on pre-incentive fee net investment income and shall be determined and payable in arrears as of the end of each calendar quarter during which this Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination. For the calendar quarter in which the effective date occurs, the subordinated incentive fee on income will be prorated based on the number of days of the quarter in which this Agreement is in force.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•	No subordinated incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to shareholders of 2.00% per quarter on average adjusted capital (the “quarterly preferred return.”)

•	For any quarter in which pre-incentive fee net investment income exceeds 2.00% of average adjusted capital, the subordinated incentive fee on income shall equal 20% of pre-incentive fee net investment income.

•	“Pre-incentive fee net investment income” is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus operating expenses for the quarter, including the Base Management Fee, expenses payable to the Fund’s administrator, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

•	Adjusted capital is defined as (a) cumulative proceeds generated from sales of the Fund’s Shares, including proceeds from the distribution reinvestment plan, net of sales loads (sales commissions and dealer manager fees) and (b) reduced for (i) distributions paid to shareholders that represent return of capital and (ii) amounts paid for share repurchases pursuant to the share repurchase program.

(c) Waiver or Deferral of Fees.

The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Fund shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any month, calendar quarter or year shall be deferred without interest and may be paid over in any such other month prior to the occurrence of the termination of this Agreement, as the Adviser may determine upon written notice to the Fund.

4.	Covenants of the Adviser.

(a) Adviser Status. The Adviser represents that it is registered as an investment adviser under the Advisers Act and covenants that, once obtained, it will maintain such registration until the expiration or earlier termination of this Agreement. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments. The Adviser agrees to observe and comply with applicable provisions of the code of ethics adopted by the Fund pursuant to Rule 17j-1 under the 1940 Act, as such code of ethics may be amended from time to time.

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(b) Recommendations Regarding Reviews. From time to time and not less than quarterly, the Adviser must review the Fund’s accounts to determine whether cash distributions are appropriate. The Fund may, subject to authorization by the Board, distribute pro rata to the shareholders funds received by the Fund which the Adviser deems unnecessary to retain in the Fund.

(c) Temporary Investments. The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Fund into short term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Fund and the nature, timing and implementation of any changes thereto pursuant to Section 1(b); provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment.

5.	Brokerage Commissions, Limitations on Front End Fees; Period of Offering; Assessments.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Fund to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors, including, without limitation, as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Fund’s portfolio, and is consistent with the Adviser’s duty to seek the best execution on behalf of the Fund. Notwithstanding the foregoing, with regard to transactions with or for the benefit of the Fund, the Adviser may not pay any commission or receive any rebates or give-ups, nor participate in any business arrangements which would circumvent this restriction.

6.	Other Activities of the Adviser.

The services of the Adviser to the Fund are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Fund, so long as its services to the Fund hereunder are not impaired thereby, and nothing in this Agreement shall limit or restrict the right of any manager, partner, member (including its members and the owners of its members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Fund’s portfolio companies, subject to applicable law). The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees and shareholders of the Fund are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, shareholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, shareholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Fund as shareholders or otherwise.

7.	Responsibility of Dual Trustees, Officers and/or Employees.

If any person who is a manager, partner, member, officer or employee of the Adviser is or becomes a trustee, officer and/or employee of the Fund and acts as such in any business of the Fund, then such manager, partner, member, officer and/or employee of the Adviser shall be deemed to be acting in such capacity solely for the Fund, and not as a manager, partner, member, officer or employee of the Adviser or under the control or direction of the Adviser, even if paid by the Adviser.

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8.	Indemnification.

(a) Indemnification. The Adviser and any Sub-Adviser (and their respective officers, directors, managers, partners, shareholders, members (and their shareholders or members, including the owners of their shareholders or members), agents, employees, controlling persons and any other person or entity affiliated with or acting on behalf of the Adviser or any Sub-Adviser, as applicable (each an “Indemnified Party”) and, collectively, the “Indemnified Parties”) shall not be liable to the Fund for any action taken or omitted to be taken by the Adviser or any Sub-Adviser in connection with the performance of any of their duties or obligations under this Agreement, any sub-advisory agreement or otherwise as an investment adviser of the Fund (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services), and the Fund shall indemnify, defend and protect Indemnified Parties (each of whom shall be a third party beneficiary hereof) and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Fund or any of the Sub-Adviser’s duties or obligations under any sub-advisory agreement, to the extent such losses, damages, liabilities, costs and expenses are not fully reimbursed by insurance, and to the extent that such indemnification would not be inconsistent with the laws of the State of Delaware, the 1940 Act, the articles of incorporation of the Fund and other applicable law.

(b) Advancement of Funds. The Fund shall be permitted to advance funds to the Indemnified Parties for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are met:

(i) The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund;

(ii) the Indemnified Party provides the Fund with written affirmation of the Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Fund;

(iii) The legal action is initiated by a third party who is not a Fund shareholder, or the legal action is initiated by a Fund shareholder and a court of competent jurisdiction specifically approves such advancement; and

(iv) The Indemnified Party provides the Fund with a written agreement to repay the advanced funds to the Fund, allocated as advanced, together with the applicable legal rate of interest thereon, in cases in which the Indemnified Party is not found to be entitled to indemnification pursuant to a final, non-appealable decision of a court of competent jurisdiction.

(c) The Adviser shall indemnify the Fund, and its affiliates and Controlling Persons, for any Losses that the Fund or its Affiliates and Controlling Persons may sustain as a result of the Adviser’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

9.	Effectiveness, Duration and Termination of Agreement.

(a) Term and Effectiveness. This Agreement shall become effective as of the date above written and shall remain in effect for two years, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Board, or by the vote of a majority of the outstanding voting securities of the Fund and (ii) the vote of a majority of the Fund’s directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party, in accordance with the requirements of the 1940 Act.

(b)       Termination. This Agreement may be terminated at any time, without the payment of any penalty, (a) by the Fund upon 60 days’ written notice to the Adviser, (i) upon the vote of a majority of the outstanding voting securities of the Fund, or (ii) by the vote of the Fund’s independent directors, or (b) by the Adviser upon 120 days’ written notice to the Fund. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act). The provisions of Section 8 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.

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(c) Payments to and Duties of Adviser Upon Termination.

(i) After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder except that it shall be entitled to receive from the Fund within thirty (30) days after the effective date of such termination all earned but unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees. If the Fund and the Adviser cannot agree on the amount of such reimbursements and fees, the parties will submit to binding arbitration.

(ii)	The Adviser shall promptly upon termination:

(A) Deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

(B) Deliver to the Board all assets and documents of the Fund then in custody of the Adviser; and

(C) Cooperate with the Fund to provide an orderly transition of services.

(d) With respect to any shares owned by the Adviser, the Adviser may not vote or consent on matters submitted to the shareholders regarding the removal of the Adviser or regarding any transaction between the Fund and the Adviser. In determining the existence of the requisite percentage of shares necessary to approve a matter on which the Adviser may not vote or consent, any shares owned by the Adviser shall not be included.

10.	Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

11.	Amendments.

This Agreement may be amended in writing by mutual consent of the Fund and the Adviser, subject to the provisions of the 1940 Act.

12.	Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

13.	Third Party Beneficiaries.

Except for any Sub-Adviser and Indemnified Party with respect to Section 8 hereof, such Sub-Adviser and the Indemnified Parties each being an intended beneficiary of this Agreement for purposes of Section 8 hereof, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

14.	Survival.

The provisions of Sections 8, 9, 15 and this Section 14 shall survive the expiration or earlier termination of this Agreement.

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15.	Entire Agreement; Governing Law.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is regulated as a management fund under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the 1940 Act, the latter shall control.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Investment Advisory Agreement to be duly executed on the date above written.

VII PEAKS CO-OPTIVIST INCOME FUND

By:
Name:	Gurpreet S. Chandhoke
Title:	Chief Executive Officer

VII PEAKS CAPITAL, LLC

By:
Name:	Gurpreet S. Chandhoke
Title:	Chief Executive Officer

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